     FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

FOR IMMEDIATE RELEASE
PSFT-62

PeopleSoft Advises Stockholders to Take No Action at This
Time in Response to Oracle’s Revised Tender Offer

PLEASANTON, Calif. – June 18, 2003 – PeopleSoft, Inc. (Nasdaq: PSFT), in response to Oracle Corporation’s (Nasdaq: ORCL) announcement that it has revised the terms of its unsolicited tender offer for all the outstanding shares of PeopleSoft, advised its stockholders to take no action at this time. PeopleSoft’s Board of Directors, consistent with its fiduciary duties, will meet to review and discuss Oracle’s revised $19.50 per share tender offer and will make its recommendation to PeopleSoft stockholders in due course.

Previously and after careful consideration, the PeopleSoft Board, including a committee of independent directors, unanimously rejected Oracle’s original $16.00 per share cash offer after it concluded that the offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the combination would not be approved. The Board had further noted that the delays and uncertainties created by a prolonged regulatory approval process, coupled with Oracle’s stated intent to discontinue PeopleSoft’s market-leading products, represent a substantial threat to stockholder value. Additionally, the Board concluded that the original offer dramatically undervalues the Company based on its financial performance, continued market leadership and significant future opportunities. The Board also stated its belief that the unsolicited and hostile nature of the original offer, combined with Oracle’s statements in connection with the original offer, was designed to disrupt the Company’s strong momentum at significant cost to PeopleSoft’s customers.

On June 16, 2003, the PeopleSoft Board of Directors announced that it had reaffirmed its commitment to acquire J.D. Edwards & Company and that both companies’ Boards of Directors unanimously approved an amendment to their definitive agreement. The amended agreement is designed to allow the two companies to accelerate the completion of the transaction, bring forward the benefits of their combination and increase the accretion to earnings per share for PeopleSoft stockholders.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information

This press release was issued by PeopleSoft, Inc. on June 18, 2003. Stockholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto for PeopleSoft’s recommendation regarding Oracle’s tender offer. PeopleSoft intends to file a Schedule TO, commence an exchange offer and to file a registration statement on Form S-4 with the SEC with respect to the proposed acquisition of J.D. Edwards. Solicitations and the exchange offer will only be pursuant to the Offer to Exchange and related materials to be filed by PeopleSoft shortly. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This press release may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s June 9th tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.

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PeopleSoft® and the PeopleSoft logo are registered trademarks of PeopleSoft Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

Contacts: Lori Varlas Investor Relations PeopleSoft (877) 528-7413 lori_varlas@peoplesoft.com	Steve Swasey Public Relations PeopleSoft (925) 694-5230 steve_swasey@peoplesoft.com